Exhibit B

Identification of Members of the Group

As a result of the contractual arrangements that E8 Partenaires has entered into with Madeleine Charging B.V. with respect to the Ordinary Shares of Allego N.V. owned by E8 Partenaires, they and their ultimate controlling persons, which, to the Reporting Persons' knowledge, include various entities affiliated with Meridiam SAS, may be deemed to constitute a “group” for purposes of Rule 13d-5 of the Securities Exchange Act of 1934.

The Reporting Persons have not entered into any joint filing agreement with Madeleine or its ultimate controlling persons, and understand that Madeleine and its ultimate controlling persons will file their own Schedule 13G with respect to the Ordinary Shares of Allego N.V. that they beneficially own.